Supplement Dated March 25, 2022
to the Prospectus dated December 1, 2004 and
Notice Document dated May 1, 2021 for

Spinnaker® Plus Variable Annuity
Issued By: Symetra Life Insurance Company

The following supplements and amends the prospectus dated December 1, 2004, as previously supplemented, and the Notice Document, dated May 1, 2021.

Portfolios Available Under Your Contract:
The following portfolios are only available if you have been continuously invested in them as of April 1, 2022.

•American Century VP Ultra®Fund Class II
•Invesco V.I. Discovery Mid Cap Growth Fund - Series II